September 23, 2011

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:  Mark Webb, Legal Branch Chief

Re:           Unity Bancorp, Inc. – File No. 001-12431

Form 10-K for Fiscal Year Ended December 31, 2010 – File March 17, 2011;

Form 10-Q for Fiscal Quarter Ended March 31, 2011 – Filed May 11, 2011

Dear Mr. Webb:

Please accept the following information that is being provided as Unity Bancorp’s response to your recent letter in connection with the above-captioned filings:

Form 10-K for Fiscal Year Ended December 31, 2010

MD&A - Loan Portfolio, page 26 of Exhibit 13:

1.
Please tell us and revise your disclosures in future filings to clearly identify the specific types of SBA loans in your portfolio that have guarantees of up to 90% of the principal balance.  Further, explain to us the relationship and correlation between the guarantees and the level of gross charge-offs and recoveries being recorded on these types of loans.

The guarantee rates on SBA 7(a) loans range from 50 percent to 90 percent, with the majority of the portfolio having a guarantee rate of 75 percent.  The table below details the balances and related guarantees.

Amounts in thousands	SBA held for sale	SBA held to maturity	Total
50% Guarantee	$7,258	$-	$7,258
Greater than 50% but less than 75% Guarantee	$950	$-	$950
75% Guarantee	$65,296	$8,921	$74,217
Greater than 75% but less than 90% Guarantee	$984	$149	$1,133
90% Guarantee	$1,253	$1,327	$2,580
Total	$75,741	$10,397	$86,138

We will include, in future filings, an identification of the types of SBA loans on our portfolio, and the percentage of our portfolio, that have SBA guarantees of up to 90% of the principal balance.

The table below details the gross charge-offs and recoveries in the SBA7(a) portfolio for the year ended December 31, 2010 by guarantee percent.

(In thousands)	Charge-offs		Recoveries
Guarantee Percent	Amount	Percent of charge-offs	Amount	Percent of recoveries
50%	$319	23%	$11	4%
75%	$957	71%	$220	91%
80%	$-	0%	$2	1%
85%	$50	4%	$10	4%
90%	$25	2%	$-	0%
Total	$1,351	100%	$243	100%

There is no relationship or correlation between the guarantees and the level of charge offs and recoveries.  Charge offs taken on the bank’s SBA 7(a) portfolio represent the unguaranteed portion of the loan.  SBA loans are underwritten to the same credit standards.  The guarantee percentage is determined by the SBA and can vary from year to year depending on the government funding and goals of the SBA program.

2.	We note the disclosure on page 26 that SBA loans are considered a higher-risk loan product. Please revise future filings to disclose what specific risk characteristics make SBA loans higher risk.

SBA 7(a) loans were made in and outside of Unity Bancorp’s market place.  These loans were made for the purposes of providing working capital, financing the purchase of equipment, inventory or commercial real estate.  The typical SBA 7(a) loan generally has some deficiency in its credit profile that would not allow the borrower to qualify for a traditional commercial loan, hence the government guarantee.  The deficiency could be a higher loan to value (“LTV’) ratio, lower debt service coverage (“DSC”) ratio or weak personal financial guarantees.  In addition, many SBA 7(a) loans are for start up businesses where there is no history of financial information. Finally, many SBA borrowers do not have an ongoing and continuous banking relationship with the bank, but merely work with the bank on a single transaction.  We will revise future filings to disclose the specific risk characteristics of SBA loans.

3.
We note that you historically sold SBA loans into the secondary market while retaining the nonguaranteed portion in your portfolio as a loan held for investment.  Please tell us whether, and to what extent, you are exposed to repurchase risk related to SBA loans sold into the secondary market. Tell us whether you have had to repurchase any SBA loans sold in the secondary market to date.

Under the SBA 7(a) program, when a loan is in default and the collection process begins, either the company or the SBA is required to repurchase the loan from the secondary market.  Unity Bank decides if it will purchase the loan from the secondary market, or if it will have the defaulted loan repurchased by the SBA.  Unity Bancorp’s exposure is related to the company’s decision to repurchase the loan.  When the SBA repurchases the loan from the secondary market, Unity will continue to service the loan and the guaranteed portion remains off of the bank’s balance sheet.  If Unity decides to repurchase the loan it is added to the bank’s balance sheet. The re-purchase of the loan by Unity Bancorp or the SBA does not void the government guarantee.  Unity Bancorp has repurchased loans from the secondary market.

4.
We note the third risk factor on page 9 of the Form 10-K.  Please tell us, with a view toward revised disclosure, whether the SBA has determined not to honor its guarantee in connection with any portion of your SBA guaranteed loans?

The SBA may deny in part (repair) or in whole (full denial) their guarantee due to a deficiency in Unity Bancorp’s compliance with SBA standards in loan origination or administration.  Unity Bancorp has never had a full denial of a guarantee. However, we have had immaterial repairs on approximately 5 loans in the 20 years in the program.  With a view toward revised disclosure Unity Bancorp will disclose repairs or denials when material.

MD&A – Asset Quality, page 27 of Exhibit 13:

5.
We note that approximately $8.1 million and $9.1 million of guaranteed SBA loans were nonperforming at December 31, 2010 and March 31, 2011, respectively. Please tell us whether you expect the SBA to guarantee these loans and the point at which the SBA will do so assuming the loans remain nonperforming.

Unity Bancorp had $8.1 million and $9.1 million of non-performing SBA 7(a) loans at December 31, 2010 and March 31, 2011, respectively.  The guaranteed portion of these loans, which is disclosed in our non-performing table (pg 15 Annual Report, and pg 30 March 31, 2011) amounted to $2.7 million and $3.4 million as of December 31, 2010 and March 31, 2011, respectively.  Unity Bancorp expects the SBA to honor its guarantees on these non-accrual loans.  The guaranteed payment on these loans will occur after all assets have been liquidated and judgments filed on the principles.

MD&A – Allowance for Loan Losses and Unfunded Loan Commitments, page 29 of Exhibit 13:

6.	Revised methodology

a.	Please clarify the exact nature of the charge-off policy change indicating the type of weighting that was placed on the more recent timeframes;

The general reserve is set based upon a representative average historical charge off rate adjusted for certain environmental factors such as delinquency and impairment trends, charge off and recovery trends, volume and loan term trends, risk and underwriting policy trends, staffing and experience changes, national and local economic trends, industry conditions and credit concentration changes.  In the third quarter of 2009 the company changed its assumptions on the average historical charge off rate.  The following table represents the change in assumption.

Charge off Weightings

Old assumptions
2006	2007	2008	2009	2010
20%	20%	20%	20%	20%
New assumptions
2006	2007	2008	2009	2010
10%	15%	25%	25%	25%

b.	Tell us what consideration was given to utilizing a shorter timeframe given the nature of you charge-off trends;

The change in assumption to the average historical charge off rate weightings was made due do the higher amount of charge-offs experienced in those periods and better reflects the current risk and expected charge offs for future periods.  The timeframe of 5 years was still utilized, however the weighting for each period changed due to increased charges-offs trends in the 2008, 2009 and 2010 periods.  Management believes a historical charge off time frame of five years better reflects the current risk and expected charge offs of future periods.

c.	Explain in detail the inherent risk in the loan portfolio which was not in existence prior to fiscal 2010 which resulted in increased loan loss provisions in fiscal 2010 and beyond

In December of 2007, the United States experienced a very deep recession as a result of continued high unemployment, low consumer confidence and excess levels of foreclosures, while real estate values declined in most markets.  Although the recession officially ended in June of 2009, the recovery to date remains very weak.  Business difficulties experienced by some of the Bank’s customers as a result of the recession, coupled with a decline in real estate values and the extremely weak recovery to date caused the Bank to become collateral deficient on certain loans resulting in higher charge-offs.  The Bank has increased its loan loss provision to account for increased credit risk.

d.	Quantify the impact of these policy changes on the related allowance for loan loss recorded for each of the periods subsequent to the changes.

The schedule below quantifies the changes in the allowance for loan losses as a result of the changes in the charge off weighting assumption. Table is represented in thousands.

	ALLR	Change	ALLR
Date	(old assumption)		(as reported)
9/30/2009	$12,222	$223	$12,445
12/31/2009	13,655	187	13,842
3/31/2010	13,638	417	14,055
6/30/2010	13,516	430	13,946
9/30/2010	13,745	418	14,163
12/31/2010	13,902	462	14,364
3/31/2011	14,656	619	15,275
6/30/2011	15,455	563	16,018

Note 20 – Fair Value, page 68 of Exhibit 13:

7.
We note your disclosure on page 71 that appraisals may be discounted based on management’s review and changes in market conditions.  Please tell us and revise you future filings to address the following as it relates to your appraisal policies;

a.	Tell us and disclose your appraisal policy

Current real estate appraisals are required on all loans that become other real estate owned (“OREO”) or In-substance foreclosure, that are classified substandard, doubtful or loss, or that are over $100,000 and non-performing. We will include this disclosure in all future filings.

b.	Describe the procedures performed at each balance sheet date to determine at each balance sheet date the fair value of collateral-dependent impaired loans and OREO:

Prior to each balance sheet date the bank values collateral-dependent impaired loans and OREO based upon a third party, original appraisal, brokers price opinion, drive by appraisal, automated valuation model, or updated market evaluation, or a combination of methods.  The amount is discounted for the decline in market real estate values (for original appraisals) and for any known damage or repair costs and for selling and closing costs.  The amount of the discount is dependent upon the method used to determine the original value.  The original appraisal is generally used when a loan is first determined to be impaired.  When applying the discount the bank takes into consideration when the appraisal was performed, the collateral’s location, the type of collateral, any known damage to the property and the type of business. See attached schedule (A) for example.   Subsequent to entering impaired status and the bank determining that there is a collateral shortfall, the bank will generally, depending on the type of collateral, order a third party appraisal, brokers price opinion, automated valuation model or updated market evaluation.  Subsequent to receiving the third party results the bank will discount 6-10% for selling and closing costs.

c.	Types of appraisals used:

All appraisals must be performed in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP).  Appraisals are to be certified to the bank and performed by appraisers on the bank’s approved list of appraisers.  Evaluations are to be completed by a person independent of bank management.  The content of the appraisal will depend on the complexity of the property and size of the loan.  Appraisals when received are completed on a “retail value” and an “as is value”.

d.
Address how partially charged off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, whether the loans are returned to performing status or whether they remain as nonperforming;

Partially charged off loans are measured for impairment based upon an appraisal for collateral dependant loans.  When an updated appraisal is received for a non-performing loan the value on the appraisal is discounted in the manner discussed above. If there is a deficiency in the value after the bank applies these discounts the company applies a specific reserve and the loan remains in non-accrual status.  The receipt of an updated appraisal would not qualify as a reason to put a loan back into accruing status. The company removes loans from non-accrual status when the borrower makes 6 months of contractual payments and demonstrates the ability to service the debt going forward.

e.	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off.

As described in the company’s 10-K, loans are generally placed in nonaccrual status after becoming 90 days delinquent.    Some loans are put on nonaccrual status prior to 90 days if the business has been closed or the ability to collect interest or principal is in doubt.  The Company has defined non-accrual loans as impaired loans. Upon entering nonaccrual the loan is evaluated for impairment and the company will record a specific reserve if appropriate.  According to the company’s policy, a loss (‘charge-off”) is to be recognized and charged to the allowance for loan losses as soon as a loan or a portion thereof is recognized as uncollectable. All credits that are 90 days past due are analyzed for the company’s ability to collect.  Once a loss is expected, it is charged to the allowance for loan losses.

f.	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately:

Prior to receiving an updated appraisal the company will determine value based upon the original appraisal, brokers price opinion, drive by appraisal, automated valuation model, or updated market evaluation or a combination of methods.  The amount so determined is discounted in the manner discussed above in section 8(b).

g.	Address how you determine the amount to charge off:

Charge offs are determined based upon the loss that management believes the bank will incur after evaluating collateral for impairment based upon the valuation methods described above and the ability of the borrower to pay the deficiency.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Interest of Management and Others in Certain Transactions…Definitive Proxy Statement

8.
We note the disclosure in your definitive proxy statement that loans made to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise in future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

We hereby confirm that the subject loans were made on the same substantial terms, including rates, collateral and term, as loans to persons not related to the lender, and we will update the verbiage in future disclosures to affirm that all related-party transactions were made on the same substantial terms, including rates, collateral and term, as those made to persons not related to the lender.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

MD&A – Asset Quality, page 29:

9.	In response to your troubled debt restructuring (“TDR”) comments, please see below.

a.	Provide a robust discussion of your TDR and renegotiated loan activity.

The Company's loan portfolio includes certain loans that have been modified in a troubled debt restructuring (“TDR”).  TDRs occur when a creditor, for economic or legal reasons related to a debtor’s financial condition, grants a concession to the debtor that it would not otherwise consider.  These concessions typically include reductions in interest rate, extending the maturity of a loan, or a combination of both.  When the Company modifies a loan, management evaluates for any possible impairment using either the discounted cash flows method, where the value of the modified loan is based on the present value of expected cash flows, discounted at the contractual interest rate of the original loan agreement, or by using the fair value of the collateral less selling costs.  If management determines that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or charge-off to the allowance.

At March 31, 2011, there were nineteen TDRs totaling $20.1 million, of which $2.9 million are in nonaccrual status.    The remaining TDRs are in accrual status since they continue to perform in accordance with their restructured terms.  (See table below under Item B.)  At December 31, 2010, there were fifteen TDRs totaling $14.1 million, all of which were accruing interest.  During the three months ended March 31, 2011, four loans totaling $6.1 million were restructured and added as TDRs.   The remaining fluctuation was due to payments received on TDRs.

Through March 31, 2011, our TDRs consisted of interest rate reductions, interest only payment periods and maturity extensions.  There has been no principal forgiveness.  There are no commitments to lend additional funds on these loans.  We will include this information in future filings.

Type of Modification	SBA 504	SBA	Commercial	Total
Maturity Extension	$3,479,981.38	$537,332.06	$3,584,525.87	$7,601,839.31
Interest Only	$2,457,939.34	$489,278.23	$7,155,202.23	$10,102,419.80
Int. Only and Extension	$1,936,049.69	$446,184.16	$0.00	$2,382,233.85
Grand Total	$7,873,970.41	$1,472,794.44	$10,739,728.10	$20,086,492.95

b.	Provide a table that identifies the number and amount of TDRs on accrual and nonaccrual;

The table below shows the number and amount of TDRs, which are on accrual and nonaccrual status, by loan type as of March 31, 2011. We will include this information in future filings.

	Accruing TDRs		Nonaccrual TDRs		Total TDRs
Type of Loan	Balance	Count	Balance	Count	Balance	Count
504 Loans	$5,221,441.10	4	$2,652,529.31	1	$7,873,970.41	5
SBA Loans	$1,208,088.95	6	$264,705.49	1	$1,472,794.44	7
Commercial Loans	$10,739,728.10	7			$10,739,728.10	7
Grand Total	$17,169,258.15	17	$2,917,234.80	2	$20,086,492.95	19

c.	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Loans may be removed from non-accrual status after 6 months of contractual payments and the business shows the ability to service the debt going forward.

MD&A – Allowance for Loan Losses and Unfunded Loan Commitments, page 31:

10.	Please tell us and revise your future filings to provide the following asset quality coverage ratios.

Please see below for the asset quality coverage ratios requested.  These ratios will be added to our future filings.

Data in thousands	Balance
Total Nonperforming Loans at 3-31*	$23,923 *
* Includes $2.9 million in nonperforming TDRs
Nonperforming loans to total loans inclusive of TDRs (Included in 3-31-11 10-Q)	3.89%

Total Nonperforming Loans at 3-31*	$23,923 *
* Includes $2.9 million in nonperforming TDRs
Less nonperforming TDR loans	(2,917)
Nonperforming loans excluding TDRs	$21,006

Nonperforming loans excluding TDRs to total loans	3.42%

*The nonperforming assets to total assets ratio was already included in the 3-31-11 10-Q.

Unity Bancorp, Inc acknowledges that it is responsible for the adequacy and accuracy of its disclosure in Securities and Exchange Commission filings; Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Unity Bancorp’s filings and Unity Bancorp, Inc. may not assert Securities and Exchange Commission staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you should require any further information or clarification, please feel free to contact me at 908-713-4308 or via e-mail at alan.bedner@unitybank.com.

Very truly yours,

/s/Alan J. Bedner
Alan J. Bedner
Unity Bank, EVP/CFO